SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*


                              ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                        CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068101
                                 (CUSIP Number)
Marshall E. Eisenberg (312)269-8020                  Bernice E. Lavin
NEAL, GERBER & EISENBERG                             2525 Armitage Avenue
Two North LaSalle St., Suite 2200                    Melrose Park, IL  60160
Chicago, IL  60602                                  (708) 450-3101
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 21, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 7 Pages

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CUSIP NO. 013068101            13D                           Page 2 of 7 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Bernice E. Lavin
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b)  X
     3      SEC USE ONLY


     4      SOURCE OF FUNDS *
            Not applicable.

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen


            NUMBER             7      SOLE VOTING POWER
           OF SHARES                  4,266,710
         BENEFICIALLY          8      SHARED VOTING POWER
           OWNED BY                     620,600
             EACH              9      SOLE DISPOSITIVE POWER
          REPORTING                   4,266,710
           PERSON             10      SHARED DISPOSITIVE POWER
            WITH                        620,600


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     4,887,310

    12      CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES * Excluded are 4,400,886, 922, and 196 Class B shares held by
            Lavin's spouse as trustee of a trust for his benefit,  directly, and as special  administrator of his son's estate,  respectively.  Lavin disclaims beneficial ownership of such shares.
                                           x
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     14.57%

    14      TYPE OF REPORTING PERSON *

                     IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP NO. 013068101            13D                           Page 3 of 7 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Bernice E. Lavin Trust u/a/d 12/18/87
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b)  X
     3      SEC USE ONLY


     4      SOURCE OF FUNDS *
            Not applicable.

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust


            NUMBER             7      SOLE VOTING POWER
           OF SHARES                  3,612,688
         BENEFICIALLY          8      SHARED VOTING POWER
           OWNED BY                   0
             EACH              9      SOLE DISPOSITIVE POWER
          REPORTING                   3,612,688
           PERSON             10      SHARED DISPOSITIVE POWER
            WITH                      0


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,612,688
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *                                                   X
            Not applicable
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     10.77%**
    14      TYPE OF REPORTING PERSON *
                     00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP NO. 013068101            13D                           Page 4 of 7 Pages

Item 1. Security and Issuer.

  Title of Class of Securities:  Class B Common Stock, $.22 par value per share
                                 (the "shares" or "Class B shares")

  Name and Address of Issuer:    Alberto-Culver Company (the "Company")
                                 2525 Armitage Avenue
                                 Melrose Park, IL  60160

Item 2. Identity and Background.

  (a) Name of Person Filing:   (1)      Bernice E. Lavin ("Lavin")
                               (2)      Bernice E. Lavin Trust
                                        u/a/d 12/18/87 ("December Trust")

  (b) Address:    1)and 2)      c/o Bernice E. Lavin
                                2525 Armitage Avenue
                                Melrose Park, IL  60160

  (c) Principal Business:  1)   Lavin, an individual, is a Director, Vice
                                Chairman, Secretary and Treasurer of the Company
                           2)   Trust Administration

  (d) Prior Criminal Convictions:                      None

  (e) Prior Civil Proceedings With
      Respect to Federal or State
      Securities Laws:                                 None

  (f) Place of Organization:     (1)     U.S. Citizen
                                 (2)     Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

         On February 21, 1998, Lavin, as co-trustee of the BEL February 1996 Grantor Annuity Trust, u/a/d 2/21/96, fbo Lavin (the "February Trust"), transferred 264,306, 264,307, and 264,307 Class B shares to Carol L. Bernick ("Mrs. Bernick") as co-trustee of trusts for the benefit of Mrs. Bernick and Mrs. Bernick's brother and sister, respectively. On February 17, 1998, Lavin, as co-trustee of the February Trust transferred 162,028 Class B shares to herself as beneficiary. Lastly, on February 17, 1998, Lavin individually transferred 162,028 Class B shares to herself as trustee of the December Trust.



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CUSIP NO. 013068101            13D                           Page 5 of 7 Pages



         Pursuant to an effective registration statement, Lavin sold the number of Class B shares in the open market, on the dates and at the price ranges (high and low) or the prices, as the case may be, as specified below:

         Date                   Quantity                  Price Range

         February 6, 1998       46,650                    $31.25 - $31.50
         February 9, 1998        4,650                    $31.25 - $31.375
         February 10, 1998       7,300                    at $31.25
         February 12, 1998      25,000                    $30.50 - $30.8125
         February 13, 1998       4,750                    $30.50 - $30.625
         February 17, 1998      11,750                    $30.50 - $30.8125
         February 18, 1998      26,300                    $30.4737 - $30.75
         February 19, 1998         500                    at $30.50
         February 20, 1998      13,500                    $30.25 - $30.625


Item 4.           Purpose of Transaction.

         Transfers and sales of securities were for the Lavin family's estate and personal planning rather than corporate purposes. The transfers and sales were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.           Interest in Securities of the Issuer.

         (a)      (i)      Amount  of  Class B Shares  Beneficially  Owned:
                           4,887,310 shares total; 3,612,688 shares as trustee of the December Trust; 320,000 shares by Lavin Family
                           Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); 300,600 shares and 653,728 shares as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren; and 294 shares held directly.

                  (ii)     Percentage  of  Class B  Shares  Beneficially  Owned:
                           14.57% total: 10.77% as trustee of the December Trust; .95% by Lavin Family Foundation; .9% and 1.9% as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren; and .001% held directly (based upon 33,532,480 shares outstanding as of February 2 1998).





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CUSIP NO. 013068101            13D                           Page 6 of 7 Pages


         (b)      Number of Shares as to Which Such Person Has:

                                                                  December
                                              Lavin                Trust

         (i)      Sole power to vote:       4,266,710(1)       3,612,688(1)

        (ii)     Shared power to vote:        620,600(2)              -0-

       (iii)    Sole power to dispose:      4,266,710(1)       3,612,688(1)

        (iv)     Shared power to dispose      620,600(2)              -0-

         (1) The above shares shown as owned by Lavin and the December Trust are reflected as sole power of Lavin and the trust because Lavin has sole voting and investment power with respect to the shares held by such trust. The above shares shown as owned by Lavin include 3,612,688 shares held by the December Trust; 653,728 shares held by Lavin as sole trustee of trusts for the benefit of Lavin's children and grandchildren; and 294 shares held directly.

         (2) 320,000 shares are held by Lavin Family Foundation; and 300,600 shares are held as co-trustee of a trust for the benefit of one of Lavin's adult children.

         Lavin shares the power to vote and dispose of the 320,000 shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and Mrs. Bernick. Lavin is co-trustee together with Mrs. Bernick of a trust for the benefit of Mrs. Bernick which holds 300,600 shares. The following information is presented with respect to Leonard H. Lavin and Mrs. Bernick, respectively.

         (i)      Name of Person:      Leonard H. Lavin
                                       Carol L. Bernick

         (ii)     Address:             2525 Armitage Avenue
                                       Melrose Park, Illinois 60160

         (iii)    Principal Business:  Leonard H. Lavin, an individual, is a
                                       Director and the Chairman of the Company.
                                       Carol L. Bernick, an individual, is a
                                       Director and Executive Vice President and
                                       Assistant Secretary of the Company and
                                       the President of Alberto-Culver USA,
                                       Inc., a subsidiary of the Company.

         (iv)     Prior Criminal
                  Convictions:                                None

         (v)      Prior Civil Proceedings
                  with Respect to Federal
                  or State Securities Laws:                   None

CUSIP NO. 013068101            13D                           Page 7 of 7 Pages




  (vi)     Place of Organization:            U.S. Citizen

  An additional 4,400,886, 922, and 196 Class B shares (which are not included above) are held by Lavin's husband as trustee of a trust for his benefit, directly, and as special administrator of his son's estate, respectively.Lavin disclaims beneficial ownership of such shares.

  The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 527,888 shares of
  Class A common stock of the Company held by Lavin Family Foundation, or 100,200 and 434,480 shares of the Company's Class A common stock held by Lavin solely in her capacity as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.

(c)      None, except as indicated in Item 3.

(d)      None.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   None.

Item 7.  Material to be Filed as Exhibits.

                   None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 1998



Signature:   /s/ Bernice E. Lavin

Name/Title:  Bernice E. Lavin, individually;
             as trustee of the Bernice E. Lavin
             Trust u/a/d 12/18/87; as co-trustee
             of another trust; and as sole trustee
             of trusts for the benefit of her
             children and grandchildren




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